AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006

Operating earnings before income taxes	$689	$812	$316	$639	$694
Undistributed equity in losses of investees	3	2	2	2	3
Losses of managed investment entities attributable to noncontrolling interest	64	—	—	—	—
Fixed charges:
Interest on annuities	444	435	418	372	344
Interest expense	78	67	70	71	72
Debt discount and expense	2	1	2	2	2
Portion of rentals representing interest	14	13	13	12	11

EARNINGS	$1,294	$1,330	$821	$1,098	$1,126

Fixed charges:
Interest on annuities	$444	$435	$418	$372	$344
Interest expense	78	67	70	71	72
Debt discount and expense	2	1	2	2	2
Portion of rentals representing interest	14	13	13	12	11

FIXED CHARGES	$538	$516	$503	$457	$429

Ratio of Earnings to Fixed Charges	2.41	2.58	1.63	2.40	2.62

Earnings in Excess of Fixed Charges	$756	$814	$318	$641	$697